FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 1, 2020 of Performance Shipping Inc. (the “Company”) announcing that today the Company has completed the previously announced sale of the 2008-built Post-Panamax container vessel “Rotterdam”, with the delivery of the vessel to her new owners.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Andreas Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: April 1, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Secretary

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Director, Deputy Chief Executive Officer,
Chief Financial Officer, Treasurer and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES COMPLETION OF SALE AND DELIVERY OF VESSEL TO HER NEW OWNERS

ATHENS, GREECE, April 1, 2020 – Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of vessels, announced that today it has completed the previously announced sale of the 2008-built Post-Panamax container vessel “Rotterdam”, with the delivery of the vessel to her new owners.

Commenting on the delivery, Mr. Andreas Michalopoulos, the Company’s Deputy Chief Executive Officer, stated:

“We are proud, given the unfortunate global circumstances, to have concluded both the delivery to the Company of our most recently acquired Aframax tanker vessel, the M/T P. Kikuma, and the delivery to her new owners of the container vessel, the M/V Rotterdam, this week. As previously announced on January 27, 2020, the sale price of the M/V Rotterdam was US$18.5 million before commissions, leaving only one containership remaining in our fleet. These sale proceeds increase our cash position to around US$30 million, which together with our low leveraged assets, enables us to steadily increase our presence in the tanker sector. With a fleet of four Aframax tanker vessels, we are currently benefiting from the development of a robust tanker market supported by increased oil production and the oil price contango resulting in floating storage for trading purposes and the replenishment of refineries and strategic reserves. As previously announced, our ticker symbol has changed to ‘PSHG’.”

Performance Shipping Inc.’s fleet now consists of one (1) Panamax container vessel and four (4) Aframax tanker vessels. A table describing the Company’s fleet can be found on the Company’s website, www.pshipping.com. Information included on the Company’s website does not constitute a part of this press release.

About the Company
Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s current fleet of vessels is employed primarily on spot charters with leading charterers.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.